Principal Variable Contracts Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

March 2, 2023
Via EDGAR

Ms. Allison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Principal Variable Contracts Funds, Inc. (the “Registrant”)
Preliminary Proxy Statement on Schedule 14A
Pursuant to the Securities Exchange Act of 1934
Registration No. 811-01944

Dear Ms. White,
On behalf of the Registrant, this letter responds to your comments communicated to me by telephone on March 2, 2023 with respect to the Registrant’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on February 24, 2023 (the “Proxy Statement”). The Registrant will make changes in response to your comments in the Registrant’s Definitive 14A filing for the Proxy Statement.
Comment 1. In the accompanying letter to shareholders, please edit to specify what agreements with sub-advisors will be subject to the relief requested in Proposal #2”.
Response: The Registrant will make the requested edit to the disclosure such that it reads as follows:
Proposal Affecting Only Certain Accounts. Shareholders of all Accounts, except for Blue Chip, U.S. LargeCap Buffer January, U.S. LargeCap Buffer July, and U.S. LargeCap Buffer October Accounts, are being asked to:
Approve the ability of Principal Global Investors, LLC to enter into and/or materially amend sub-advisory agreements with all sub-advisors, regardless of the degree of affiliation, as described in the proposal, on behalf of the Account without obtaining shareholder approval (all Accounts except for Blue Chip, U.S. LargeCap Buffer January, U.S. LargeCap Buffer July, and U.S. LargeCap Buffer October Accounts).
Comment 2. In the section titled "Leadership Structure of the Board of Directors – Board Committees," please address Instruction #2 to Item 407 of Regulation S-K regarding the Charter of the Board Nominating and Governance Committee.
Response: The Registrant will make the requested disclosure such that the section now includes the following:
The Nominating and Governance Committee Charter at https://secure02.principal.com/publicvsupply/GetFile?fm=MM13013&ty=VOP&EXT=.VOP.

Comment 3. In the explanatory text introducing Proposal 2, please add additional disclosure to explain further the context to the proposal, including an explanation of the nature both of “no-action” relief and of “reliance” thereon.
Response: The Registrant will make the requested edits to the disclosure such that it includes the following paragraph:.
As context, a “no-action letter” is requested when the person requesting the letter is uncertain whether a particular act would constitute a violation of the federal securities law (for example, the BNYM entities mentioned above requested the BNYM No-Action Letter). If the SEC staff grants a “no-action letter,” which is based on the particular facts and circumstances involved, it allows the person who requested the letter, along with others dealing with substantially similar facts and circumstances (unless the SEC staff says otherwise in the no-action letter), to act consistently with any conditions that may be required by the letter with the assurance that the SEC staff will not recommend that the SEC take enforcement action based on that act. When the recipient of the letter or others act consistently with the letter, that is referred to as acting in “reliance” on the no-action letter. Notwithstanding the Relief, any new sub-advisory agreement or any amendment to an existing sub-advisory agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by any Fund will be submitted to that Fund’s shareholders for approval.
Comment 4. In the explanatory text introducing Proposal 2, please add text reflecting Condition 11 to the Carillon Order (i.e., the relief granted by the order does not extend to new or amended agreements that would result in increases in the relevant aggregate advisory fee rate).
Response: The Registrant will make the requested edit to the disclosure such that it now includes the final sentence in the new paragraph set out immediately above.
Comment 5: Please assure uniformity in use of terms “Fund” and “Account”.
Response: The Registrant will make the requested edits to all disclosures.

Please call me at 515-247-5419 if you have any questions.
Sincerely,
/s/ Clint L. Woods
Clint L. Woods
Counsel, Vice President and Assistant Secretary, Registrant